SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 27, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: One Nokia stock exchange release dated March 27, 2018:

•                  Nokia Board of Directors resolved to convene the Annual General Meeting 2018, dividend of EUR 0.19 per share proposed for 2017

STOCK EXCHANGE RELEASE

Nokia Board of Directors resolved to convene the Annual General Meeting 2018, dividend of EUR 0.19 per share proposed for 2017

Nokia Corporation

Stock Exchange Release

March 27, 2018 at 9:30 (CET +1)

Nokia Board of Directors resolved to convene the Annual General Meeting 2018, dividend of EUR 0.19 per share proposed for 2017

Espoo, Finland - Nokia announced today that its Board of Directors (the “Board”) has resolved to convene the Annual General Meeting on May 30, 2018. The notice of the Annual General Meeting and the complete proposals by the Board and its committees to the Annual General Meeting are scheduled to be available on Nokia’s website on or about March 28, 2018.

The Board and its committees will submit the following proposals to the Annual General Meeting:

•                  Proposal to pay a dividend of EUR 0.19 per share for 2017;

•                  Proposals on the Board composition;

•                  Proposals on the Board remuneration;

•                  Proposal to authorize the Board to repurchase the company’s shares;

•                  Proposal to authorize the Board to issue shares; and

•                  Proposals on the re-election of the auditor and the auditor’s remuneration.

Proposal on the payment of dividend

As announced earlier, the Board proposes to the Annual General Meeting that a dividend of EUR 0.19 per share be paid for the financial year 2017. The ex-dividend date would be on May 31,

2018. The dividend record date would be on June 1, 2018 and the dividend is expected be paid on or about June 13, 2018. The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Proposal on the Board composition

Jean C. Monty has informed that he will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be ten (10) and that the following current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the Annual General Meeting 2019: Bruce Brown, Jeanette Horan, Louis R. Hughes, Edward Kozel, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa, Carla Smits-Nusteling and Kari Stadigh.

In addition, the Committee proposes that Sari Baldauf, who is a non-executive director, be elected as a member of the Board of Directors for the same term.

Additional information on the Board candidates will be available in the Committee proposal which will be published simultaneously with the notice to the Annual General Meeting.

The Corporate Governance and Nomination Committee will further propose at the assembly meeting of the new Board taking place after the Annual General Meeting on May 30, 2018 that Risto Siilasmaa be elected as the Chair of the Board and Olivier Piou as the Vice Chair of the Board, subject to their election to the Board of Directors.

Proposal on the Board remuneration, Board plans to establish a Technology Committee following the Annual General Meeting

With regard to the Board remuneration, the Corporate Governance and Nomination Committee proposes that the annual fee payable to the Board members elected at the same meeting for a term ending at the Annual General Meeting in 2019 remains on the following levels: EUR 440 000 for the Chair of the Board, EUR 185 000 for the Vice Chair of the Board and EUR 160 000 for each Board member, EUR 30 000 each for the Chair of the Audit Committee and the Chair of the Personnel Committee as an additional annual fee and EUR 15 000 for each member of the Audit Committee as an additional annual fee.

In addition, the Board has informed the Corporate Governance and Nomination Committee that it is planning to establish a Technology Committee following the Annual General Meeting. Accordingly, the Corporate Governance and Nomination Committee proposes to the Annual General Meeting that EUR 20 000 is payable to the Chair of the Technology Committee as an additional annual fee subject to the Board establishing the Committee. The fee is payable from the establishment of the Committee until the close of the Annual General Meeting in 2019.

The Committee also proposes that a meeting fee for Board and Committee meetings be paid to all the other Board members, except the Chair of the Board, based on travel required between the Board member’s home location and the location of a meeting. The meeting fee would be paid for a maximum of seven meetings per term and remain on the following levels: EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel. Furthermore, the Committee also proposes that members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

Further, the Committee proposes that in line with Nokia’s Corporate Governance Guidelines approximately 40 per cent of the annual fee be paid in Nokia shares either purchased from the market or alternatively by using treasury shares held by the company. The directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board (the net amount received after deducting those shares needed to offset any costs relating to the acquisition of the shares, including taxes). The proposed meeting fee, travel and accommodation expenses as well as other costs directly related to Board and Committee work would be paid in cash.

Proposal to authorize the Board to repurchase company’s shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 550 million Nokia shares by using funds in the unrestricted equity. The proposed amount represents less than 10 per cent of the total number of Nokia shares. The shares may be repurchased in order to optimize the capital structure of the Company and are expected to be cancelled. In addition, shares may be repurchased in order to meet obligations arising from debt financial instruments that are exchangeable into equity instruments, to settle equity-based incentive plans for employees of Nokia or of its associated companies, or to be transferred for other purposes such as financing or carrying out acquisitions. The shares may be repurchased either through a tender offer made to all the shareholders on equal terms or in another proportion than that of the shares held by current shareholders (directed repurchase).

The authorization would be effective until November 30, 2019 and terminate the authorization granted by the Annual General Meeting on May 23, 2017.

Proposal to authorize the Board to issue shares

The Board also proposes that the Annual General Meeting authorize the Board to resolve to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The proposed amount represents less than 10 per cent of the total number of Nokia shares. The Board proposes that it may issue either new shares or treasury shares held by the company. In addition, the Board proposes the authorization to be used to develop the company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the company’s equity-based incentive plans or for other purposes resolved by the Board. The proposed authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance in deviation from shareholders’ pre-emptive rights.

The authorization would be effective until November 30, 2019 and terminate the authorization granted by the Annual General Meeting on May 23, 2017. The proposed authorization would not terminate the authorization granted to the Board by the Extraordinary General Meeting on December 2, 2015.

Proposals on re-election of the auditor and the auditor’s remuneration

The Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the company’s auditor, and that the auditor be reimbursed based on the invoice and in compliance with the purchase policy approved by the Audit Committee.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Inquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate; 3) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal